[KAISER ALUMINUM LETTERHEAD]
July 7, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 4631
Washington, D.C. 20549
Attn: Pamela Long
Re:	Kaiser Aluminum Corporation Registration Statement on Form S-3 Registration No. 333-165869
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules Regulations under the Securities Act of 1933, as amended, Kaiser Aluminum Corporation (the “Company”) hereby respectfully requests that the effective time of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m., Washington, D.C. time, on July 9, 2010, or as soon thereafter as practicable.
     The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the registration of securities specified in the above-referenced Registration Statement, and the Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 7, 2010

     If you have any questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1767, or Troy B. Lewis at
(214) 969-3721 or Charles T. Haag at (214) 969-5148 of Jones Day.
Very truly yours,
/s/ John M. Donnan
John M. Donnan

cc:	Daniel J. Rinkenberger, Kaiser Aluminum Corporation Melinda C. Ellsworth, Kaiser Aluminum Corporation Troy B. Lewis, Jones Day Charles T. Haag, Jones Day